Check this box if no longer
                                      subject to Section 16.
                                         Form 4 or Form 5
                                    obligations may continue.
                                      See Instruction 1(b).

U.S. Securities and Exchange Commission
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.  Name and Address of Reporting Person*

    Jenkins,                   T.                    Scott
    (Last)                  (First)                (Middle)
2.  Issuer Name and Ticker or Trading Symbol

    Integrated Medical Resources, Inc. (IMRI)
    4800 West 81st Street
    (Street)
    Prairie Village, Kansas  66208
    (City)                   (State)                        (Zip)

3.   IRS or Social Security
     Number of Reporting
     Person (Voluntary)

     ###-##-####

4.  Statement for Month/Year

    March 1998

5.  If Amendment, Date of
    Original
    (Month/Year)



6.  Relationship of Reporting Person to issuer
    (Check all if Applicable)

    X  Director            ____10% Owner
    X  Officer (give       ____Other (specify below)
                title below)

    President and Chief Operating Officer

7.  Individual or Joint/Group Filing
     (Check applicable line)
    X        Form Filed by One Reporting Person
    _______  Form Filed by More than One Reporting
                    Person



Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.   Title of Security  2 Transaction Date  3. Transaction  4. Securities Acquired (A)  5. Amount of  6. Ownership    7. Nature of
    (Instr. 3)            (month/day/year)     Code            or Disposed (D)             Securities    Form:           Indirect
                                               (Instr.8)       (Instr. 3, 4 and 5)         Benefically   Direct (D)      Beneficial
                                                                                           Owned at      or Indirect (I) Ownership
                                                                                           End of Month  (Instr.4)       (Instr.4)
                                                                                           (Instr. 3&4)
                                             Code   V       Amount   (A)or(D)  Price


     Common Stock           3/11/98           S             30,000      D      $2.0687                        D
     Common Stock           3/12/98           S             35,000      D      $2.00                         D
     Common Stock           3/16/98           S             37,250      D      $2.5654                        D
     Common Stock           3/18/98           S             10,000      D      $3.50                          D
     Common Stock           3/20/98           S             20,000      D      $4.0031                        D
     Common Stock           3/23/98           S             10,000      D      $4.125                         D
     Common Stock           3/23/98           S             11,500      D      $4.25         52,000           D


Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly                                            (Over)

                            (Print or Type Responses)

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

FORM 4  (continued)Table  II  -  Derivative   Securities  Acquired,
        Disposed  of,  or  Beneficially   Owned  (e.g.,  puts,  calls,
        warrants, options, covertible securities)


1. Title of Derivative
   Security
    (Instr. 3)
2. Conversion
   or Exercise
   Price of
   Derivative
   Security
3. Trans-
   action
   Date
  (Month/
   Day/
   Year)
4. Trans-
   action
   Code             Code      V
   (Instr. 8)
5. Number of
   Derivative
   Securities
   Acquired (A)
   or  Disposed
   of (D)
   (Instr. 3, 4,
   and 5)            (A)     (D)
6. Date
   Exercisable
   and
   Expiration
   Date
   (Month/
    Day/Year)         Date Exercisable      Expiration Date
7. Title and Amount
   of Underlying
   Securities
   (Instr. 3 and 4)    Title                Amount of Number of Shares
8. Price of
   Derivative
   Security
   (Instr. 5)
9. Number of
   Derivative
   Securities
   Beneficially
   Owned at
   End of
    Month
   (Instr. 4)
10. Owner-
    ship
    Form of
    Deriva-
    tive
    Security;
    Direct
    (D)
    or
    Indirect
    (I)
    (Instr. 4)
11.  Nature
     of Indirect
     Beneficial
     Owner-
     ship
     (Instr. 4)



Explanation of Responses:

                             /s/ T. Scott Jenkins                      4/7/98
                             **Signature of Reporting Person           Date
                               T. Scott Jenkins

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.
                                  PAGE 2 OF 2